Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation/Formation

Innovative Industrial Properties, Inc.	Maryland

IIP Operating Partnership, LP	Delaware

Innovative Industrial Properties, LLC	Delaware

IIP-AZ 1 LLC	Delaware

IIP-MA 1 LLC	Delaware

IIP-MD 1 LLC	Delaware

IIP-MN 1 LLC	Delaware

IIP-NY 1 LLC	Delaware

IIP-NY 2 LLC	Delaware

IIP-PA 1 LLC	Delaware